April 5, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Mr. Kevin Woody — Accounting Branch Chief Division of Corporation Finance Office of Real Estate and Business Services

Re:	Equity Residential Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 001-12252

ERP Operating Limited Partnership Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-24920
Dear Mr. Woody:
Please find below our response to the comment letter dated March 24, 2011. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of Equity Residential’s and ERP Operating Limited Partnership’s (together the “Companies”) Annual Reports on Form 10-K for the year ended December 31, 2010.
Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Cost Capitalization, page 40
1.	Please tell us the amount of payroll and associated costs of employees that have been capitalized for all periods presented. In your response, please discuss in significant variation in the amounts capitalized from year to year.

During the years ended December 31, 2010, 2009 and 2008, the Company capitalized $10.7 million, $13.7 million and $17.1 million, respectively, of payroll and associated costs of employees directly responsible for and who spend their time on the supervision of development activities as well as major capital and/or renovation projects. The decrease in amounts capitalized is primarily due to the Company’s decision over the past three years to reduce its development activities and the number of development projects the Company planned to undertake in the

Mr. Kevin Woody
April 5, 2011

future. This resulted in lower payroll-related costs due to headcount reductions as well as an increase in the amount of development payroll-related costs being expensed as incurred because the time was spent on deals the Company subsequently determined it would no longer pursue. The capitalization of payroll and associated costs is primarily related to the actual level of development activity occurring.
Financial Statements and Notes
Consolidated Statements of Cash Flows, page F-7
2.	We note that you have adjusted cash flows for operating activities for acquisition expenses and included them within cash flows from investing activities. Please tell us your basis for this adjustment and the accounting literature relied upon.

While neither Section 230 Statement of Cash Flows nor Section 805 Business Combinations of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) provides specific guidance on the appropriate classification of transaction costs incurred in a business combination within the statement of cash flows, ASC 230-10-45-13(c) states that the following is considered a cash outflow for investing activities: “Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.” ASC 230-10-45-22 recognizes that certain cash receipts and payments may have aspects of more than one class of cash flows and that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. ASC 230-10-45-22 goes on to state that “the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities.”

Under FASB Statement No. 141, transaction costs incurred in a business combination (which generally are paid or incurred at the time of purchase or soon before or after purchase) were included in the cost of the acquired entity and companies recorded them as part of the investment on the balance sheet and classified these costs as investing cash outflows on the statement of cash flows as they were considered part of the investment. Although the treatment of transaction costs changed effective January 1, 2009 under FASB Statement No. 141 (R), which now requires companies to expense these costs as incurred on the statement of operations, the Company maintains that the costs themselves have not changed and their presentation on the statement of operations does not change their underlying nature as part of the investment activity. Such treatment is consistent with the Company’s classification of proceeds from asset sales, which are net of transaction costs, as

Mr. Kevin Woody
April 5, 2011

investing cash inflows on the statement of cash flows. As a result, the Company classifies transaction costs on acquisitions as cash outflows from investing activities.
Note 11 — Derivative and Other Fair Value Instruments, page F-30
3.	We note on page F-33 that you have classified your assets and liabilities measured at fair value on a recurring and nonrecurring basis within the three-level valuation hierarchy. Tell us how you have complied with the disclosure requirements set forth in FASB ASC 820-10-50-8 as it requires you to present such information in a tabular format.

The Company will reorganize its disclosure in all future filings to incorporate additional tables to further comply with paragraph 820-10-50-8 of the FASB Accounting Standards Codification. In future filings, this footnote will be modified as follows:

Existing disclosure:
     A three-level valuation hierarchy exists for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:
•	Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
     The Company’s derivative positions are valued using models developed by the respective counterparty as well as models developed internally by the Company that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data) and are classified within Level 2 of the valuation hierarchy. In addition, employee holdings other than Common Shares within the supplemental executive retirement plan (the “SERP”) have a fair value of $58.1 million as of December 31, 2010 and are included in other assets and other liabilities on the consolidated balance sheet. These SERP investments are valued

Mr. Kevin Woody
April 5, 2011

using quoted market prices for identical assets and are classified within Level 1 of the valuation hierarchy.
     The Company’s investment securities are valued using quoted market prices or readily available market interest rate data. The quoted market prices are classified within Level 1 of the valuation hierarchy and the market interest rate data are classified within Level 2 of the valuation hierarchy. Redeemable Noncontrolling Interests — Operating Partnership are valued using the quoted market price of Common Shares and are classified within Level 2 of the valuation hierarchy.
     The Company’s real estate asset impairment charges were the result of an analysis of the parcels’ estimated fair value (determined using internally developed models that were based on market assumptions and comparable sales data) (Level 3) compared to their current capitalized carrying value. The market assumptions used as inputs to the Company’s fair value model include construction costs, leasing assumptions, growth rates, discount rates, terminal capitalization rates and development yields, along with the Company’s current plans for each individual asset. The Company uses data on its existing portfolio of properties and its recent acquisition and development properties, as well as similar market data from third party sources, when available, in determining these inputs. The valuation techniques used to measure fair value is consistent with how similar assets were measured in prior periods. See Note 20 for further discussion.
Existing disclosure as revised:
     A three-level valuation hierarchy exists for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:
•	Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Mr. Kevin Woody
April 5, 2011

     The following tables provide a summary of the fair value measurements at December 31, 2010 and 2009 for each major category of assets and liabilities measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets/Liabilities	Observable Inputs	Unobservable Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)

Assets
Derivatives	$15,797	$—	$15,797	$—
Supplemental Executive Retirement Plan	58,132	58,132	—	—
Available-for-Sale Investment Securities	1,194	1,194	—	—

Total	$75,123	$59,326	$15,797	$—

Liabilities
Derivatives	$39,078	$—	$39,078	$—
Supplemental Executive Retirement Plan	58,132	58,132	—	—

Total	$97,210	$58,132	$39,078	$—

Redeemable Noncontrolling Interests — Operating Partnership	$383,540	$—	$383,540	$—

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets/Liabilities	Observable Inputs	Unobservable Inputs
Description	12/31/2009	(Level 1)	(Level 2)	(Level 3)

Assets
Derivatives	$28,816	$—	$28,816	$—
Supplemental Executive Retirement Plan	61,090	61,090	—	—
Available-for-Sale Investment Securities	26,138	1,045	25,093	—

Total	$116,044	$62,135	$53,909	$—

Liabilities
Derivatives	$3,577	$—	$3,577	$—
Supplemental Executive Retirement Plan	61,090	61,090	—	—

Total	$64,667	$61,090	$3,577	$—

Redeemable Noncontrolling Interests — Operating Partnership	$258,280	$—	$258,280	$—
     The following tables provide a summary of the fair value measurements at December 31, 2010 and 2009 for each major category of assets and liabilities measured at fair value on a nonrecurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets/Liabilities	Observable Inputs	Unobservable Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)	Total Gains (Losses)

Assets
Long-lived assets	$56,000	$—	$—	$56,000	$(45,380)

Total	$56,000	$—	$—	$56,000	$(45,380)

Mr. Kevin Woody
April 5, 2011

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets/Liabilities	Observable Inputs	Unobservable Inputs
Description	12/31/2009	(Level 1)	(Level 2)	(Level 3)	Total Gains (Losses)

Assets
Long-lived assets	$18,876	$—	$—	$18,876	$(11,124)

Total	$18,876	$—	$—	$18,876	$(11,124)

     The Company’s derivative positions are valued using models developed by the respective counterparty as well as models developed internally by the Company that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data). Employee holdings other than Common Shares within the supplemental executive retirement plan (the “SERP”) are valued using quoted market prices for identical assets and are included in other assets and other liabilities on the consolidated balance sheet. The Company’s investment securities are valued using quoted market prices or readily available market interest rate data. Redeemable Noncontrolling Interests — Operating Partnership are valued using the quoted market price of Common Shares.
     The Company’s real estate asset impairment charges were the result of an analysis of the parcels’ estimated fair value (determined using internally developed models that were based on market assumptions and comparable sales data) compared to their current capitalized carrying value. The market assumptions used as inputs to the Company’s fair value model include construction costs, leasing assumptions, growth rates, discount rates, terminal capitalization rates and development yields, along with the Company’s current plans for each individual asset. The Company uses data on its existing portfolio of properties and its recent acquisition and development properties, as well as similar market data from third party sources, when available, in determining these inputs. The valuation techniques used to measure fair value is consistent with how similar assets were measured in prior periods. See Note 20 for further discussion.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Woody
April 5, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely, Equity Residential ERP Operating Limited Partnership By Equity Residential, its General Partner
/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP Gregory Hayes, DLA Piper LLP (US)